EXHIBIT 99.1

Brookfield Business Partners to Invest in BrandSafway

Partnership with Clayton, Dubilier & Rice to Support Long-Term Growth of a Global Infrastructure Services Leader

BROOKFIELD, NEWS, Sept. 30, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners"), together with its institutional partners (collectively “Brookfield”), and Clayton, Dubilier & Rice (“CD&R”) today announced a definitive agreement for Brookfield to acquire half of CD&R’s ownership interest in Brand Industrial Services (“BrandSafway” or “Company”). As a result of the investment, Brookfield and funds managed by CD&R will each own approximately 45% of the Company. BrandSafway management will continue to own a minority interest in the business.

BrandSafway is a leading provider of infrastructure services to industrial and commercial facilities on a global basis. The Company delivers scaffolding and other work access solutions, forming and shoring equipment, and numerous specialty industrial services to more than 30,000 customers in more than 30 countries worldwide. Its solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants, to commercial buildings, bridges, hydroelectric dams, and other power facilities.

“BrandSafway has established itself as a high-quality, highly cash generative infrastructure services business benefiting from significant competitive advantages, including a leading market position, customer-centric culture, and a reputation for safety and innovation,” says Cyrus Madon, CEO, Brookfield Business Partners. “Brookfield has a long history partnering with BrandSafway across our various operating platforms. We are very excited about the opportunity to work with Company leadership and our partners at CD&R to continue growing the business.”

“BrandSafway has undergone a true transformation since our initial investment in 2013, growing from $3 billion in revenue focused primarily on industrial end-markets in North America to a leading global provider of specialty services for a wide range of infrastructure with more than $5 billion in revenue,” said Nate Sleeper, CD&R Partner. “We are excited to partner with Brookfield, who brings significant value to the Company through its extensive portfolio of infrastructure and real estate assets. BrandSafway has significant runway for growth, both organically and inorganically, and we look forward to supporting management in continuing to execute on their strategic vision for the business.”

“Our entire leadership team is excited about the opportunity to work with CD&R and Brookfield to continue to drive value creation over time,” said Bill Hayes, President and CEO of BrandSafway. “CD&R has been critical to our success in creating the leading access and industrial services player – and now Brookfield brings additional resources, expertise, and insights to continue our global growth. Brookfield knows the customers, regions, and end markets we serve – this partnership will be compelling for both our employees and customers.”

Investment Highlights:

  Leading market position. BrandSafway is the market leader in North America and has the broadest service offering in the industry.

  Clear competitive differentiation. The Company has earned a reputation as a leader in safety, innovation, productivity and engineering and continually invests to further enhance the value of its service offering to customers.

  Diversified business model. BrandSafway has a resilient business model as a result of its highly-diversified end markets, geographic exposure and customer base.

  Stable end market demand. There is significant, highly-recurring demand for its services, with the vast majority of revenues derived from serving the ongoing maintenance requirements of its global customer base. Stable customer demand combined with BrandSafway’s high return on capital allows the business to generate consistent free cash flow through economic cycles.

  Opportunities for growth and margin expansion. BrandSafway is well-positioned to capitalize on operational improvement opportunities and strategic growth initiatives.

Funding

Brookfield’s investment will be funded with approximately $1.3 billion of equity. Brookfield Business Partners intends to fund approximately $400 million, with the balance being funded by institutional partners. Prior to or following closing, a portion of Brookfield Business Partners' commitment may be syndicated to other institutional investors.

Transaction Process

The transaction is subject to customary approvals and is anticipated to occur in the first quarter of 2020.

Advisors

Debevoise & Plimpton LLP is acting as legal advisor to CD&R in the transaction.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A), a leading global alternative asset manager with more than $385 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com.

Clayton, Dubilier & Rice is a private investment firm with a strategy predicated on producing financial returns by building stronger, more profitable businesses. Since inception, CD&R has managed the investment of $28 billion in 86 businesses representing a broad range of industries with an aggregate transaction value of more than $130 billion. The Firm has offices in New York and London. For more information, please visit www.cdr-inc.com.

With a commitment to safety as its foremost value, BrandSafway provides the broadest range of solutions with the greatest depth of expertise to the industrial, commercial and infrastructure markets. Through a network of 330 strategic locations across 30 countries and more than 38,000 employees, BrandSafway delivers a full range of forming, shoring, scaffolding, work access and industrial service solutions. BrandSafway supports maintenance and refurbishment projects as well as new construction and expansion plans with unmatched service from expert local labor and management. Today’s BrandSafway is At Work For You™ — leveraging innovation and economies of scale to increase safety and productivity, while remaining nimble and responsive. For more information about BrandSafway, visit www.brandsafway.com.

For Brookfield:
Media Claire Holland Brookfield Business Partners Tel: +1 416 369 8236 Email: claire.holland@brookfield.com For CD&R: Dan Jacobs Clayton Dubilier & Rice Tel: +1 212 407 5218 Email: djacobs@cdr-inc.com	Investor Relations Alan Fleming Brookfield Business Partners Tel: +1 416 645 2736 Email: alan.fleming@brookfield.com
For BrandSafway: Karla Cuculi BrandSafway kcuculi@brandsafway.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will,” “may,” "anticipated," "intends," derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof, the future performance, operation and cash flows of BrandSafway and Brookfield Business Partners’ intentions to fund the transaction.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.